UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

The Herzfeld Caribbean Basin Fund, Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

42804T106

(CUSIP Number)

119 Washington Avenue, Suite 504 Miami Beach, FL 33139

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

09/30/2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42804T106	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas J. Herzfeld, et al.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 608,473
	8.	SHARED VOTING POWER 649,686
	9.	SOLE DISPOSITIVE POWER 608,473
	10.	SHARED DISPOSITIVE POWER 649,686

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,258,159
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.59%
14.	TYPE OF REPORTING PERSON (see instructions) IN, IA

CUSIP No. 42804T106	13D	Page 3 of 4 Pages

Schedule 13D

This Amendment No. 15 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2011, as previously amended (the “Schedule 13D”) by Thomas J. Herzfeld.

This amendment is filed on behalf of Thomas J. Herzfeld, et al. (the “Reporting Person”) with respect to common stock owned individually by the Reporting Person and in his role as portfolio manager of investment advisory accounts of the clients (“Advisory Clients”) of Thomas J. Herzfeld Advisors, Inc. a registered investment adviser for which Mr. Herzfeld has a dispositive and/or voting power (“Accounts”).

Items 4, 5, 6 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

(a)	On October 3, 2022, the Issuer issued a press release announcing its intention to commence a tender offer for up to five percent (5%) of the Issuer’s outstanding Common Stock (the “Offer”). The Offer will only be made to current holders of Common Stock (“Shareholders”). The Reporting Person may participate in the Offer on the same terms and conditions as all other Shareholders of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate number of shares of common stock to which this Schedule 13D relates is 1,258,159 shares representing 18.59% of the 6,767,638 shares outstanding as reported by the issuer as of October 3, 2022.

(b)	With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 608,473 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns with shared power to vote and/or dispose of 649,686 shares of common stock.

(c)	During the past sixty days, through the open market the Advisory Clients on August 16, 2022 purchased 145 shares at $4.88 per share. On August 18, 2022 through the open market the Advisory Clients purchased 800 shares at $4.96 per share and sold 2,000 shares at $4.96025 per share. On August 19, 2022 through the open market the Advisory Clients purchased 2,633 shares at $4.71 per share. On August 22, 2022 through the open market the Advisory Clients purchased 9,237 shares at $4.3598 per share. On August 23, 2022 through the open market the Advisory Clients purchased 7,955 shares at $4.36 per share. On August 24, 2022 through the open market the Advisory Clients purchased 6,959 shares at $4.4378 per share. On September 8, 2022 through the open market the Advisory Clients purchased 2,690 shares at $4.2533 per share. On September 26, 2022 through the open market the Advisory Clients sold 1,225 shares at $3.72 per share. On September 27, 2022 through the open market the Advisory Clients purchased 10 shares at $3.74 per share. On September 29, 2022 through the open market the Advisory Clients sold 770 shares at $3.6118 per share. Through the stock and cash distribution for September 30, 2022, the Advisory Clients received 19,625 shares at $4.2459 per share and the Reporting Person received 20,259 shares at $4.2459 per share. On October 3, 2022 through the open market the Advisory Clients sold 1,900 shares at $3.5007 per share.

(d)	The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer’s common shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the investment advisory agreements between Thomas J. Herzfeld Advisors, Inc. and the owners of the Accounts, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

CUSIP No. 42804T106	13D	Page 4 of 4 Pages

Item 7. Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Thomas J. Herzfeld Advisors, Inc.

/s/ Thomas J. Herzfeld Thomas J. Herzfeld Chairman

10/7/2022
Date